Exhibit h.4

Transfer Agent and Shareholder Servicing
Annual Fee Schedule

Exhibit A

Separate Series of Frontegra Funds, Inc.

Name of Series	Date Added

Frontegra Total Return Bond Fund	September 1, 1999
Frontegra Opportunity Fund	September 1, 1999
Frontegra Growth Fund	September 1, 1999
Frontegra Investment Grade Bond	January 31, 2001
Frontegra Horizon Fund	August 1, 2002

Annual Fee

$14.00 per shareholder account
Minimum annual fees of $8,000 per Fund until the Fund exceeds 150 accounts, at which time the minimum annual fee will increase to $12,000 per Fund
Additional funds or classes, $10,000 per year

Plus Out-of-Pocket Expenses, including but not limited to:

Telephone - toll-free lines	Proxies
Postage	Retention of records (with prior approval)
Programming (with prior approval)	Microfilm/fiche of records
Stationery/envelopes	Special reports
Mailing	ACH fees
Insurance

ACH Shareholder Services

$125.00 per month per Fund group
$ .50 per account setup and/or change
$ .50 per ACH item
$ 5.00 per correction, reversal, return item

Draft Check Processing

$1.00 per draft

File Transfer

$160/month plus $.01 per record

Daily Valuation Trades

$6.75 per trade (non-automated)

Extraordinary Services-quoted separately

Qualified Plan Fees (Billed to Investors)

Annual maintenance fee per account	$12.50 / acct. (Cap at $25.00 per SSN)
Transfer to successor trustee	$15.00 / trans.
Distribution to participant	$15.00 / trans. (Exclusive of SWP)
Refund of excess contribution	$15.00 / trans.
Education IRA	$ 5.00/acct. (Cap at $25.00 per SSN)

Additional Shareholder Fees (Billed to Investors)

Any outgoing wire transfer	$12.00 / wire
Telephone Exchange	$ 5.00 / exchange transaction
Return check fee	$25.00 / item
Stop payment	$20.00 / stop
(Liquidation, dividend, draft check)
Research fee	$ 5.00 / item
(For requested items of the second calendar year [or previous] to the request)(Cap at $25.00)